UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2019

Commission File Number:  001-36185

Dynagas LNG Partners LP
(Translation of registrant's name into English)

23, Rue Basse 98000 Monaco
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

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INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 to this Report on Form 6-K is a copy of the press release of Dynagas LNG Partners LP (the “Partnership”) dated June 5, 2019: DYNAGAS LNG PARTNERS LP REPORTS RESULTS FOR THE THREE MONTHS ENDED MARCH 31, 2019.

           This Report on Form 6-K, except for the sections entitled “CEO Commentary” and “Conference Call and Webcast: June 6, 2019” contained in the press release in Exhibit 99.1 hereto, is hereby incorporated by reference into the Partnership's registration statement on Form F-3 (File No. 333-222237) that was filed with the U.S. Securities and Exchange Commission with an effective date of January 12, 2018.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 6, 2019

DYNAGAS LNG PARTNERS LP

By:	/s/ Tony Lauritzen
Name:	Tony Lauritzen
Title:	Chief Executive Officer

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DYNAGAS LNG PARTNERS LP REPORTS RESULTS FOR THE THREE MONTHS ENDED MARCH 31, 2019

MONACO – June 5, 2019 – Dynagas LNG Partners LP (NYSE: “DLNG”) (“Dynagas Partners” or the “Partnership”), an owner and operator of liquefied natural gas (“LNG”) carriers, today announced its results for the three months ended March 31, 2019.

Quarter Highlights:

•

Net income of $1.9 million;

•

Adjusted Net Income(1) and Adjusted EBITDA(1) of $1.7 million and $21.7 million, respectively;

•

Distributable Cash Flow(1) of $5.8 million;

•

Free cash of $112.3 million and available liquidity of $142.3 million, each as of March 31, 2019.

•

100% utilization of the Partnership’s vessels;

•

Declared and paid a cash distribution of $0.0625 per common unit in respect of the fourth quarter of 2018;

•

Declared and paid cash distribution of $0.5625 per unit on its Series A Preferred Units (NYSE: “DLNG PR A”) for the period from November 12, 2018 to February 11, 2019;

•

Declared and paid the initial cash distribution of $0.7231 per unit on the Series B Preferred Units (NYSE: “DLNG PR B”) for the period from October 23, 2018 to February 22, 2019.

Subsequent Events:

•

Declared in April and paid in May a quarterly cash distribution of $0.0625 per common unit in respect of the first quarter of 2019;

•

Declared in April and paid in May a quarterly cash distribution of $0.5625 per Series A Preferred Unit for the period from February 12, 2019 to May 11, 2019; and

•

Declared and paid in May a quarterly cash distribution of $0.546875 on the Series B Preferred Units for the period from February 22, 2019 to May 21, 2019.

(1) Adjusted Net Income, Adjusted Earnings/(Loss) per common unit, Distributable Cash Flow and Adjusted EBITDA are not recognized measures under U.S. GAAP. Please refer to Appendix B of this press release for the definitions and reconciliation of these measures to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP and other related information.

(2) Adjusted Earnings/(Loss) per common unit presentation excludes the Series A Preferred Units’ interest and Series B Preferred Units’ interest on the Partnership’s net income/(loss) for the periods presented.

CEO Commentary:

Tony Lauritzen, Chief Executive Officer of the Partnership, commented:

“We are pleased to report the results for the quarter ended March 31, 2019. Our fleet performed with 100% fleet utilization reflecting our manager's operational performance.

Our underlying charter business remains healthy with our fleet of six LNG carriers all contracted on charters to international gas producers with an average remaining duration of 9.3 years.

The Lena River is expected to commence employment under its long term charter with Yamal LNG in July 2019, following which, all of our LNG carriers will be fully contracted with the earliest potential availability in the third quarter of 2021, which is the earliest contracted re-delivery date for one of our six LNG carriers.

We continue to be focused on the refinancing of our 6.25% $250 million senior unsecured, non-amortizing notes, which are due on October 30, 2019 (the “2019 Notes”). In this respect, we are in an advanced stage with commercial banks and other capital sources for a potential financing transaction which, among other things, may provide funding for the payment due on the maturity date of our 2019 Notes, and/or Term Loan B, or a combination of the foregoing. Although we believe we will be successful in raising the requisite capital, we have not yet and may not enter into definitive binding documentation. Please refer to the Liquidity/Financing/Cash Flow Coverage section in this press release for further information.

We believe in the positive long-term fundamentals of the LNG shipping industry as the production of LNG continues to grow and natural gas continues to gain market share as a reliable, abundant, price competitive and relatively cleaner energy resource.

We are looking forward to concluding our above-mentioned refinancing and thereafter, focusing on new projects in the future.”

Financial Results Overview:

	Three Months Ended
(U.S. dollars in thousands, except per unit data)	March 31, 2019 (unaudited)	March 31, 2018 (unaudited)
Voyage Revenues	$31,403	$33,904
Net Income	$1,892	$4,840
Adjusted Net Income (1)	$1,731	$7,232
Operating Income	$14,381	$16,806
Adjusted EBITDA(1)	$21,716	$26,590
Earnings/(loss) per common unit	$(0,03)	$0,09
Adjusted Earnings/(Loss) per common unit (1)	$(0,03)	$0,16
Distributable Cash Flow(1)	$5,782	$11,286

(1) Adjusted Net Income, Adjusted EBITDA, Adjusted Earnings/ (Loss) per common unit and Distributable Cash Flow are not recognized measures under U.S. GAAP. Please refer to Appendix B of this press release for the definitions and reconciliation of these measures to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP.

Three Months Ended March 31, 2019 and 2018 Financial Results

Net Income for the three months ended March 31, 2019 was $1.9 million as compared to net income of $4.8 million in the corresponding period of 2018, which represents a decrease of $2.9 million, or 60.4%. The decrease in net income for the first quarter of 2019, was mainly attributable to:

(i) the decrease in revenues and increase in operating expenses during the three months ended March 31, 2019, as compared to the same period in 2018, as further elaborated below; and

(ii) the increases in U.S. Libor rates, which correspondingly, increased the Partnership’s interest and finance costs with respect to Partnership’s $480 million senior secured term loan (the “Term Loan B”) in the first quarter of 2019 in comparison to the first quarter of 2018.

Adjusted Net Income for the three months ended March 31, 2019 was $1.7 million as compared to Adjusted Net Income of $7.2 million in the corresponding period of 2018, which represents a decrease of $5.5 million, or 76.4%. Adjusted EBITDA for the three months ended March 31, 2019 was $21.7 million compared to Adjusted EBITDA of $26.6 million for the corresponding period of 2018, which represents a decrease of $4.9 million, or 18.4%. The decrease in Adjusted EBITDA (which excludes non-cash and non-recurring items), was predominantly due to the lower revenues earned on certain of the Partnership’s LNG carriers as further discussed below. The decrease in Adjusted Net Income (which excludes non-cash and non-recurring items) was predominantly due to the lower revenues earned on certain of the Partnership’s LNG carriers as well as the increased financing costs, as also further discussed below.

The Partnership's Distributable Cash Flow for the three-month period ended March 31, 2019 was $5.8 million, compared to $11.3 million in the corresponding period of 2018, which represents a decrease of $5.5 million, or 48.7%. This decrease was attributable to factors discussed in (i) and (ii) outlined above.

For the three-month period ended March 31, 2019, the Partnership reported loss per common unit and Adjusted Loss per common unit, basic and diluted, of   $0.03 and $0.03, respectively, after taking into account the Series A Preferred Units’ interest and the Series B Preferred Units’ interest on the Partnership’s net loss/ Adjusted Net Income. Loss per common unit and Adjusted Loss per common unit, basic and diluted, are calculated on the basis of a weighted average number of 35,490,000 common units outstanding during the period, in the case of Adjusted Loss per common unit after reflecting the impact of the non-cash items presented in Appendix B of this press release.

Adjusted Net Income, Adjusted EBITDA, Distributable Cash Flow and Adjusted Earnings/(Loss) per common unit are not recognized measures under U.S. GAAP. Please refer to Appendix B of this press release for the definitions and reconciliation of these measures to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP.

Voyage revenues were $31.4 million for the three-month period ended March 31, 2019 as compared to $33.9 million for the corresponding period of 2018, which represents a decrease of $2.5 million, or 7.4%.  This decrease was mainly due to:

(i) lower revenues earned on the Arctic Aurora, which, in August 2018 rolled-over into its new charter with Equinor ASA (“Equinor”) at a lower charter rate;

(ii) lower revenues earned on the Ob River, which completed employment under its multi-year charter contract with Gazprom Global LNG Limited (“Gazprom”) in April 2018 and subsequently, began employment under a ten-year charter party with an entity that is part of the wider Gazprom group of companies at a lower charter rate; and

(iii) lower revenues earned on the Lena River, which completed its employment under its multi-year charter contract with Gazprom in October 2018 and in the same month, was delivered into its multi-month charter with a major energy company at a lower charter rate, pending its delivery to its multi-year charter with Yamal.

This decrease in voyage revenues was, however, partially offset by the increase in the first quarter 2019 voyage revenues on its steam turbine vessel, the Clean Energy, which was delivered to its eight-year charter party with Gazprom in July 2018. The vessel had been trading in the spot market in the first quarter of 2018 at a lower charter rate.

Vessel operating expenses were $6.9 million, which corresponds to a daily rate of $12,817 in the three-month period ended March 31, 2019, as compared to $6.3 million, or a daily rate of $11,741 in the corresponding period of 2018. This increase is mainly attributable to the increased operating expenses of the Yenisei River in the first quarter of 2019, as compared to the corresponding quarter of 2018. The Yenisei River has been employed by Yamal since August 2018.

Interest and finance costs were $13.1 million in the first quarter of 2019 as compared to $12.0 million in the first quarter of 2018, which represents an increase of $1.1 million, or 9.2%. As discussed above, this increase was due to the increase in the Partnership’s weighted average interest in the first quarter of 2019 related to increased interest charges on its variable interest-bearing secured debt, as compared to the corresponding period of 2018.

The Partnership reported average daily hire gross of commissions(1) of approximately $57,700 per day per vessel in the three months ended March 31, 2019, compared to approximately $66,300 per day per vessel in the corresponding period of 2018. During both three-month periods ended March 31, 2019 and 2018, the Partnership’s vessels operated at a 100.0% utilization rate.

Amounts relating to variations in period–on–period comparisons shown in this section are derived from the condensed financials presented below.

(1) Average daily hire gross of commissions represents voyage revenue excluding the non-cash time charter deferred revenue amortization and amortization of prepaid charter revenue, divided by the Available Days in the Partnership’s fleet as described in Appendix B.

Liquidity/ Financing/ Cash Flow Coverage

During the three months ended March 31, 2019, the Partnership generated net cash from operating activities of $9.2 million as compared to $11.9 million in the corresponding period of 2018, which represents a decrease of $2.7 million, or 22.7%. This decrease was attributable to the decrease in period net income due to the factors discussed above.

As of March 31, 2019, the Partnership reported free cash of $112.3 million. Total indebtedness outstanding as of March 31, 2019 was $721.6 million (gross of unamortized deferred loan fees), of which $254.8 million is repayable within one year, which includes recurring principal payments of $4.8 million under its Term Loan B and the $250 million senior Notes due 2019 (the “2019 Notes”), which mature on October 30, 2019.

As of March 31, 2019, the Partnership reported working capital deficit of $156.7 million (as of December 31, 2018 working capital deficit: $159.8 million) as a result of the current maturity of the 2019 Notes.

The Partnership is in an advanced stage with potential banks and lending sources for a potential financing transaction which, among other things, may provide funding for the payment due on the maturity date of the 2019 Notes, and/or Term Loan B, or a combination of the foregoing.  The terms of the potential financing transaction, as currently contemplated, will require the Partnership to eliminate distributions on its common units until the new indebtedness is repaid. The Partnership has not yet entered into any definitive binding documentation and although expects to finalize such financing transaction within the next two months, it can provide no assurance that it will be able to do so prior to the maturity of the 2019 Notes on terms acceptable to the Partnership or at all. For further ramifications regarding the 2019 Notes, including in an event of default, we refer you to the disclosures relating to our indebtedness contained in our annual report on Form 20-F for the year ended December 31, 2018 that was filed with the U.S. Securities and Exchange Commission.

As of March 31, 2019, the Partnership had unused availability of $30.0 million under its interest free $30 million revolving credit facility with its Sponsor (the “$30 Million Revolving Credit Facility”), which was extended on November 14, 2018, and is available to the Partnership at any time until November 2023. The $30 Million Revolving Credit Facility remains available in its entirety as of the date of this release.

Vessel Employment

As of June 5, 2019, the Partnership had estimated contracted time charter coverage(2) for 98% of its fleet estimated Available Days (as defined in Appendix B) for 2019, 100% of its fleet estimated Available Days for 2020 and 92% of its fleet estimated Available Days for 2021.

As of the same date, the Partnership’s contracted revenue backlog estimate(3)(4) was $1.35 billion, with an average remaining contract term of 9.3 years.

(2) Time charter coverage for the Partnership’s fleet is calculated by dividing the fleet contracted days on the basis of the earliest estimated delivery and redelivery dates prescribed in the Partnership’s current time charter contracts, net of scheduled class survey repairs by the number of expected Available Days during that period.

(3) The Partnership calculates its estimated contracted revenue backlog by multiplying the contractual daily hire rate by the expected number of days committed under the contracts (assuming earliest delivery and redelivery and excluding options to extend), assuming full utilization. The actual amount of revenues earned and the actual periods during which revenues are earned may differ from the amounts and periods disclosed due to, for example, dry-docking and/or special survey downtime, maintenance projects, off-hire downtime and other factors that result in lower revenues than the Partnership’s average contract backlog per day. Certain time charter contracts that the Partnership has recently entered into with Yamal are subject to the satisfaction of important conditions, which, if not satisfied or waived by the charterer, may result in their cancellation or amendment before or after the charter term commences and in such case, the Partnership may not receive the contracted revenues thereunder.

(4) $0.18 billion of the revenue backlog estimate relates to the estimated portion of the hire contained in certain time charter contracts with Yamal which represents the operating expenses of the vessel and is subject to yearly adjustments on the basis of the actual operating costs incurred within each year. The actual amount of revenues earned in respect of such variable hire rate may therefore differ from the amounts included in the revenue backlog estimate due to the yearly variations in the respective vessels’ operating costs.

Vessel Employment

As of June 5, 2019, the Partnership had estimated contracted time charter coverage(2) for 98% of its fleet estimated Available Days (as defined in Appendix B) for 2019, 100% of its fleet estimated Available Days for 2020 and 92% of its fleet estimated Available Days for 2021.

Conference Call and Webcast: June 6, 2019

As announced, the Partnership’s management team will host a conference call on June 6, 2019 at 10:00 a.m. Eastern Time to discuss the Partnership’s financial results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (877) 553-9962 (US Toll Free Dial In), 0(808) 238-0669 (UK Toll Free Dial In) or +44 (0) 2071 928592 (Standard International Dial In). Please quote "Dynagas."

A telephonic replay of the conference call will be available until June 12, 2019, by dialing 1(866) 331-1332 (US Toll Free Dial In), 0(808) 238-0667 (UK Toll Free Dial In) or +44 (0) 3333 009785(Standard International Dial In) and the access code required for the replay is: 59711562#.

Audio Webcast - Slides Presentation:

There will be a live and then, an archived audio webcast of the conference call, via the internet through the Dynagas LNG Partners website, www.dynagaspartners.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

The slide presentation on the first quarter ended March 31, 2019 financial results will be available in PDF format 10 minutes prior to the conference call and webcast, accessible on the company's website www.dynagaspartners.com on the webcast page. Participants to the webcast can download the PDF presentation.

None of the information contained in or that forms a part of the Partnership’s conference calls, website or audio webcasts is part of this release.

About Dynagas LNG Partners LP

Dynagas LNG Partners LP (NYSE: DLNG) is a growth-oriented master limited partnership formed by Dynagas Holding Ltd., its sponsor, to own and operate liquefied natural gas (“LNG”) carriers employed on multi-year charters. The current fleet of Dynagas Partners consists of six LNG carriers, with an aggregate carrying capacity of approximately 914,000 cubic meters.

Visit the Partnership’s website at www.dynagaspartners.com

Contact Information:

Dynagas LNG Partners LP
23, Rue Basse, 98000 Monaco
Attention: Michael Gregos
Tel. +377 99996445
Email: management@dynagaspartners.com

Investor Relations / Financial Media:
Nicolas Bornozis
Markella Kara

Capital Link, Inc.
230 Park Avenue, Suite 1536 New York, NY 10169
Tel. (212) 661-7566
E-mail: dynagas@capitallink.com

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Partnership desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “project”, “will”, “may,” “should,” “expect,” “expected,” “pending,” “will” and similar expressions identify forward-looking statements. These forward-looking are not intended to give any assurance as to future results and should not be relied upon.

The forward-looking statements in this press release are based upon various assumptions and estimates, many of which are based, in turn, upon further assumptions, including without limitation, examination by the Partnership’s management of historical operating trends, data contained in its records and other data available from third parties. Although the Partnership believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Partnership’s control, the Partnership cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Partnership’s view, could cause actual results to differ materially from those discussed, expressed or implied, in the forward-looking statements include, but are not limited to, the strength of world economies and currency fluctuations, general market conditions, including fluctuations in charter  rates, ownership days, and  vessel  values,  changes  in  supply and demand  for  Liquefied  Natural  Gas  (LNG)  shipping capacity, changes in the Partnership’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Partnership’s vessels, availability of financing and refinancing, changes in governmental laws, rules and regulations or actions taken by regulatory authorities,  economic, regulatory, political and governmental conditions that affect the shipping and the LNG industry, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hires, the amount of cash available for distribution, and other factors. Please see the Partnership’s filings with the Securities and Exchange Commission for a  more  complete  discussion  of  these  and  other  risks  and  uncertainties.  The information set forth herein speaks only as of the date hereof, and the Partnership disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

APPENDIX A

DYNAGAS LNG PARTNERS LP

Unaudited Condensed Consolidated Statements of Income

	Three Months Ended March 31,
(In thousands of U.S. dollars except units and per unit data)	2019	2018
REVENUES
Voyage revenues	$31,403	$33,904
EXPENSES
Voyage expenses (including related party)	(562)	(621)
Vessel operating expenses	(6,921)	(6,340)
Dry-docking and special survey costs	—	(467)
General and administrative expenses (including related party)	(447)	(629)
Management fees -related party	(1,612)	(1,565)
Depreciation	(7,480)	(7,476)
Operating income	14,381	16,806
Interest and finance costs, net	(12,505)	(11,882)
Other, net	16	(84)

Net income	$1,892	$4,840
(Loss)/ Earnings per common unit (basic and diluted)	$(0.03)	0.09
Weighted average number of units outstanding, basic and diluted:
Common units	35,490,000	35,490,000

DYNAGAS LNG PARTNERS LP

Consolidated Condensed Balance Sheets (unaudited)

(Expressed in thousands of U.S. Dollars—except for unit data)

	March 31, 2019	December 31, 2018
ASSETS:
Cash and cash equivalents (current and non-current)	$112,271	$109,917
Due from related party (current and non-current)	2,301	2,436
Other current assets	1,571	1,960
Vessels, net	939,897	947,377
Other non-current assets	1,913	1,746
Total assets	$1,057,953	$1,063,436

LIABILITIES
Total long-term debt, net of deferred financing costs	$712,420	$712,816
Total other current liabilities	19,329	20,682
Due to related party (current and non-current)	173	306
Total other non-current liabilities	3,153	3,147
Total liabilities	$735,075	$736,951

PARTNERS’ EQUITY
General partner (35,526 units issued and outstanding as at March 31, 2019 and December 31, 2018)	(19)	(16)
Common unitholders (35,490,000 units issued and outstanding as at March 31, 2019 and December 31, 2018)	196,184	199,400
Series A Preferred unitholders: (3,000,000 units issued and outstanding as at March 31, 2019 and December 31, 2018)	73,216	73,216
Series B Preferred unitholders: (2,200,000 units issued and outstanding as at March 31, 2019 and December 31, 2018)	53,497	53,885
Total partners’ equity	$322,878	$326,485

Total liabilities and partners’ equity	$1,057,953	$1,063,436

DYNAGAS LNG PARTNERS LP

Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. Dollars)

	Three Months Ended March 31,
	2019	2018
Cash flows from Operating Activities:
Net income:	$1,892	$4,840
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	7,480	7,476
Amortization and write-off of deferred financing fees	804	811
Amortization of fair value of acquired time charter	—	1,787
Deferred revenue amortization	(197)	138
Amortization of deferred charges	36	—
Changes in operating assets and liabilities:
Trade accounts receivable	9	42
Prepayments and other assets	(97)	(49)
Inventories	477	(1,028)
Due from/ to related parties	2	(583)
Trade accounts payable	(592)	1,863
Accrued liabilities	(267)	(229)
Unearned revenue	(361)	(3,215)
Net cash from Operating Activities	9,186	11,853

Cash flows from Investing Activities
Net cash used in Investing Activities	—	—

Cash flows from Financing Activities:
Payment of securities registration and other filing costs	(133)	(2)
Distributions declared and paid	(5,499)	(16,714)
Repayment of long-term debt	(1,200)	(1,200)
Net cash used in Financing Activities	(6,832)	(17,916)

Net increase / (decrease) in cash and cash equivalents and restricted cash	2,354	(6,063)
Cash and cash equivalents and restricted cash at beginning of the year	109,917	67,464
Cash and cash equivalents and restricted cash at end of the period	$112,271	$61,401

Supplemental Information

Arctic LNG Carriers Ltd. and its Operating Subsidiaries

The following table sets forth summary financial information of Arctic LNG Carriers Ltd. (“Arctic”), the Partnership’s wholly-owned subsidiary and borrower under the Term Loan B facility. The table includes summary financial information of each of Arctic LNG’s vessel owning subsidiaries, Lance Shipping, S.A., Pegasus Shipholding S.A., Seacrown Maritime Ltd., Fareastern Shipping Limited, Navajo Marine Limited, and Solana Holding Ltd., each of which is a borrower subsidiary guarantor under the Term Loan B (collectively, with Arctic, the “Arctic LNG Carriers”) as at and for the periods presented, which are derived from the unaudited interim financial statements of Arctic LNG Carriers and are presented in connection with certain reporting requirements governing the Term Loan B.

	March 31,	December 31,
(expressed in thousands of United states dollars)	2019	2018
Balance sheet data:
Total assets	$961,675	$970,989
Total cash	17,479	18,961
Total debt, net of deferred loan fees	$463,072	$463,747

	Three months ended March 31,
(expressed in thousands of United states dollars)	2019	2018
Income statement and other operational data:
Net income	$6,038	$9,521
Revenues	31,403	33,904
Adjusted EBITDA	$22,151	$27,218

Arctic LNG Carriers Reconciliation of Net income to Adjusted EBITDA

	Three months ended March 31,
(In thousands of U.S. dollars)	2019	2018
Net income	$6,038	$9,521
Net interest and finance costs (1)	8,793	7,829
Depreciation	7,480	7,476
Class survey costs	—	467
Amortization of fair value of acquired time charter	—	1,787
Amortization of deferred revenue	(196)	138
Amortization of deferred charges	36	—
Adjusted EBITDA	$22,151	$27,218

(1) Includes interest and finance costs (inclusive of amortization of deferred financing costs), net of interest income, if any.

APPENDIX B

Fleet statistics

	Three Months Ended March 31,
(expressed in U.S. dollars except for operational data)	2019	2018
Number of vessels at the end of period	6	6
Average number of vessels in the period (1)	6	6
Calendar Days (2)	540.0	540.0
Available Days (3)	540.0	540.0
Revenue earning days (4)	540.0	540.0
Time Charter Equivalent (5)	$57,113	$61,635
Fleet Utilization (4)	100%	100%
Vessel daily operating expenses (6)	$12,817	$11,741

(1)  Represents the number of vessels that constituted the Partnership’s fleet for the relevant period, as measured by the sum of the number of days that each vessel was a part of the Partnership’s fleet during the period divided by the number of Calendar Days (defined below) in the period.

(2)  “Calendar Days” are the total days that the Partnership possessed the vessels in its fleet for the relevant period.

(3)  “Available Days” are the total number of Calendar Days that the Partnership’s vessels were in its possession during a period, less the total number of scheduled off-hire days during the period associated with major repairs, or dry-dockings.

(4)  The Partnership calculates fleet utilization by dividing the number of its Revenue earning days, which are the total number of Available Days of the Partnership’s vessels net of unscheduled off-hire days (which do not include positioning/ repositioning days for which compensation has been received) during a period by the number of Available Days. The shipping industry uses fleet utilization to measure a company’s efficiency in finding employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as unscheduled repairs but excluding scheduled off-hires for vessel upgrades, dry-dockings or special or intermediate surveys.

(5)  Time charter equivalent rate (“TCE rate”), is a measure of the average daily revenue performance of a vessel. For time charters, this is calculated by dividing total voyage revenues, less any voyage expenses, by the number of Available Days during that period. Under a time charter, the charterer pays substantially all vessel voyage related expenses. However, the Partnership may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time charter, during periods of commercial waiting time or while off-hire during dry-docking or due to other unforeseen circumstances. The TCE rate is not a measure of financial performance under U.S. GAAP (non-GAAP measure), and should not be considered as an alternative to voyage revenues, the most directly comparable GAAP measure, or any other measure of financial performance presented in accordance with U.S. GAAP. However, the TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a company’s performance and to assist the Partnership’s management in making decisions regarding the deployment and use of the Partnership’s vessels and in evaluating their financial performance. The Partnership’s calculation of TCE rates may not be comparable to that reported by other companies. The following table reflects the calculation of the Partnership’s TCE rates for the three months ended March 31, 2019 and 2018 (amounts in thousands of U.S. dollars, except for TCE rates, which are expressed in U.S. dollars, and Available Days):

	Three Months Ended March 31,
	2019	2018
(In thousands of U.S. dollars, except for Available Days and TCE rate)
Voyage revenues	$31,403	$33,904
Voyage Expenses *	(562)	(621)
Time Charter equivalent revenues	$30,841	$33,283
Available Days	540.0	540
Time charter equivalent (TCE) rate	$57,113	$61,635

*Voyage expenses include commissions of 1.25% paid to Dynagas Ltd., the Partnership’s Manager, and third party ship brokers, when defined in the charter parties, bunkers, port expenses and other minor voyage expenses.

      (6)  Daily vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, spares and repairs and flag taxes, are calculated by dividing vessel operating expenses by fleet Calendar Days for the relevant time period.

Reconciliation of U.S. GAAP Financial Information to Non-GAAP Financial Information

Reconciliation of Net Income to Adjusted EBITDA

	Three Months Ended March 31
(In thousands of U.S. dollars)	2019	2018
Net income	$1,892	$4,840
Net interest and finance costs (1)	12,505	11,882
Depreciation	7,480	7,476
Class survey costs	—	467
Amortization of fair value of acquired time charter	—	1,787
Amortization of deferred revenue	(197)	138
Amortization of deferred charges	36	—
Adjusted EBITDA	$21,716	$26,590

(1) Includes interest and finance costs and interest income, if any.

The Partnership defines Adjusted EBITDA as earnings before interest and finance costs, net of interest income (if any), gains/losses on derivative financial instruments (if any), taxes (when incurred), depreciation and amortization (when incurred), class survey costs and significant non-recurring items (if any). Adjusted EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as investors, to assess the Partnership’s operating performance.

The Partnership believes that Adjusted EBITDA assists its management and investors by providing useful information that increases the ability to compare the Partnership’s operating performance from period to period and against that of other companies in its industry that provide Adjusted EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or against companies of interest, other financial items, depreciation and amortization and taxes, which items are affected by various and possible changes in financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Partnership believes that including Adjusted EBITDA as a measure of operating performance benefits investors in (a) selecting between investing in the Partnership and other investment alternatives and (b) monitoring the Partnership’s ongoing financial and operational strength.

Adjusted EBITDA is not intended to and does not purport to represent cash flows for the period, nor is it presented as an alternative to operating income. Further, Adjusted EBITDA is not a measure of financial performance under U.S. GAAP and does not represent and should not be considered as an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP. Adjusted EBITDA excludes some, but not all, items that affect net income and these measures may vary among other companies. Therefore, Adjusted EBITDA, as presented above, may not be comparable to similarly titled measures of other businesses because they may be defined differently by those other businesses. It should not be considered in isolation or as a substitute for a measure of performance prepared in accordance with GAAP. Any Non-GAAP measures should be viewed as supplemental to, and should not be considered as alternatives to, GAAP measures including, but not limited to net earnings (loss), operating profit (loss), cash flow from operating, investing and financing activities, or any other measure of financial performance or liquidity presented in accordance with GAAP.

Reconciliation of Net Income to Adjusted Net Income available to common unitholders and Adjusted Earnings per common unit

	Three Months Ended March 31,
(In thousands of U.S. dollars except for units and per unit data)	2019	2018
Net income	$1,892	$4,840
Non-cash expense from accelerated amortization of deferred loan fees	—	—
Amortization of deferred revenue	(197)	138
Amortization of deferred charges	36	—
Amortization of fair value of acquired time charter	—	1,787
Class survey costs	—	467
Adjusted Net Income	$1,731	$7,232
Less: Adjusted Net Income attributable to subordinated, preferred unitholders and general partner	(2,889)	(1,693)
Common unitholders’ interest in Adjusted Net Income/ (Loss)	$(1,158)	$5,539
Weighted average number of common units outstanding, basic and diluted:	35,490,000	35,490,000
Adjusted Earnings/ (Loss) per common unit, basic and diluted	$(0.03)	$0.16

Adjusted Net Income represents net income before non-recurring expenses (if any), charter hire amortization related to time charters with escalating time charter rates and amortization of fair value of acquired time charters, all of which are significant non-cash items. Adjusted Net Income available to common unitholders represents the common unitholders interest in Adjusted Net Income for each period presented. Adjusted Earnings per common unit represents Adjusted Net Income attributable to common unitholders divided by the weighted average common units outstanding during each period presented.

Adjusted Net Income, Adjusted Net Income per common unit and Adjusted Earnings per common unit, basic and diluted, are not recognized measures under U.S. GAAP and should not be regarded as substitutes for net income and earnings per unit, basic and diluted. The    Partnership’s definitions of Adjusted Net Income, Adjusted Net Income per common unit and Adjusted Earnings per common unit, basic and diluted, may not be the same at those reported by other companies in the shipping industry or other industries. The Partnership believes that the presentation of Adjusted Net Income and Adjusted Earnings per unit available to common unitholders are useful to investors because these measures facilitate the comparability and the evaluation of companies in the Partnership’s industry. In addition, the Partnership believes that Adjusted Net Income is useful in evaluating its operating performance compared to that of other companies in the Partnership’s industry because the calculation of Adjusted Net Income generally eliminates the accounting effects of items which may vary for different companies for reasons unrelated to overall operating performance. The Partnership’s presentation of Adjusted Net Income available to common unitholders and Adjusted Earnings per common unit does not imply, and should not be construed as an inference, that its future results will be unaffected by unusual or non-recurring items and should not be considered in isolation or as a substitute for a measure of performance prepared in accordance with GAAP.

Distributable Cash Flow Reconciliation

	Three Months Ended March 31,
(In thousands of U.S. dollars)	2019	2018
Net income	$1,892	$4,840
Depreciation	7,480	7,476
Amortization and write-off of deferred finance fees	804	811
Net interest and finance costs, excluding amortization (1)	11,701	11,071
Class survey costs	—	467
Amortization of fair value of acquired time charter	—	1,787
Amortization of deferred revenue	(197)	138
Amortization of deferred charges	36	—
Adjusted EBITDA	$21,716	$26,590
Less: Net interest and finance costs, excluding amortization (1)	(11,701)	(11,071)
Maintenance capital expenditure reserves	(1,038)	(1,038)
Replacement capital expenditure reserves	(3,195)	(3,195)
Distributable Cash Flow	$5,782	$11,286

(1) Includes interest and finance costs and interest income, if any.

Distributable Cash Flow with respect to any period presented means Adjusted EBITDA after considering period interest and finance costs and estimated maintenance and replacement capital expenditures. Estimated maintenance and replacement capital expenditures, including estimated expenditures for drydocking, represent capital expenditures required to maintain the operating capacity of, or the revenue generated by the Partnership’s capital assets over the long-term. Distributable Cash Flow is a quantitative standard used by investors in publicly traded partnerships to assist in evaluating a partnership’s ability to make quarterly cash distributions. The Partnership’s calculation of the Distributable Cash Flow may not be comparable to or may materially differ from that reported by other companies. Distributable Cash Flow is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of the Partnership’s performance calculated in accordance with GAAP.

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